UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number:  000-51107

CUSIP Number:  ______________

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
	For the Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _________________

PART I
REGISTRANT INFORMATION

VIBE RECORDS, INC. NEVADA
 (Full Name of Registrant)

824 Old Country Road, P.O. Box 8,
Westbury, New York 11590
 (Address of Principal Executive Office)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
or the subject quarterly report or transition report on Form 10-Qor subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Vibe Records, Inc. Nevada will not be able to complete its annual report on Form 10-K for the fiscal year ended September 30, 2011, by the close of business on December 29, 2011, because certain accounting and documentation work required for the completion of the restatement of financial statements for certain prior years and the audit of the registrant’s financial statements for the fiscal year ended September 30, 2011, could not, without unreasonable effort or expense, be prepared and provided to the registrant’s independent accountants early enough to allow for the completion of the audit of the registrant’s financial statements. The registrant does not have a chief financial officer.  Thus, the registrant requires additional time to properly complete and file its annual report on Form 10-K for the fiscal year ended September 30, 2011.  The registrant expects to file its annual report on Form 10-K for the fiscal year ended September 30, 2011, no later than the fifteenth calendar day after the due date for such Form 10-K.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Timothy Olphie, Chief Executive Officer, President	516	333-2400
(Name and Title)	(Area Code)	(Telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☐ Yes	☒ No
Form 10-Q for the period ended -	June 30, 2011
March 31, 2011
December 31, 2010
Form 10-K for the fiscal year ended -	September 30, 2010

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes                      ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Vibe Records, Inc. Nevada, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December ___, 2011	By:	/s/ Timothy Olphie
Timothy Olphie
Chief Executive Officer